UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       ChipMOS TECHNOLOGIES (Bermuda) LTD.
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G2110R106
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No. G2110R106                   13G/A                    Page 2 of 8 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (9)
            7.87%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. G2110R106                   13G/A                    Page 3 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.87%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. G2110R106                   13G/A                    Page 4 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                     $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN
            SHARES (see instructions)
                                                                     [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.87%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. G2110R106                   13G/A                    Page 5 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                     $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $45,000,000 aggregate principal amount of 1.75% Convertible
                    Senior Notes due 2009 convertible into 7,165,606 Common
                    Shares
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $45,000,000 aggregate principal amount of 1.75% Convertible Senior Notes due 2009 convertible into 7,165,606 Common Shares
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.87%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. G2110R106                   13G/A                    Page 6 of 8 Pages

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on September 28, 2006, as amended by Amendment No. 1 filed on February 13, 2007 and as further amended by Amendment No. 2 filed on January 24, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to the common shares, par value $0.01 per share ("Common Shares") of ChipMOS TECHNOLOGIES (Bermuda) LTD., a Bermuda corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing, (i) Highbridge International LLC beneficially owns 1.75% Convertible Senior Notes due 2009 (the "Notes"), convertible into 7,165,606 Common Shares and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 7,165,606 Common Shares issuable to Highbridge International LLC upon conversion of the Notes.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common Shares owned by Highbridge International LLC.


        (b) Percent of class:

      The Company's Report of Foreign Private Issuer on Form 6-K that was filed on July 14, 2008, indicates there were 83,873,212 Common Shares outstanding as of June 27, 2008. Therefore, based on the Company's outstanding Common Shares and the Common Shares issuable upon the conversion of the Notes, the Reporting Persons may be deemed to beneficially own approximately 7.87% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.


        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

CUSIP No. G2110R106                   13G/A                    Page 7 of 8 Pages

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv)  Shared power to dispose or to direct the disposition of

                  See Item 4(a)

CUSIP No. G2110R106                   13G/A                    Page 8 of 8 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2009

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ John Oliva
                                             --------------------
                                         Name: John Oliva
                                         Title: Managing Director
By: /s/ John Oliva
    --------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
--------------------                     --------------------
GLENN DUBIN                              HENRY SWIECA